UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 August 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

DEALINGS IN SECURITIES BY A DIRECTOR

Name of director:	F Abbott
Company:	Harmony Gold Mining Company Limited
Nature of transaction:	On market purchase of ordinary shares
Date:	23 August 2013
Class of Securities:	Ordinary Shares
Purchase price per share:	R 40.10
Ordinary shares purchased:	65 600
Total Value of purchase	R 2 630 861.76
Nature and extent of directors interest:	Direct beneficial

Prior clearance was obtained in respect of the above
dealing by the director.

For more details contact:
Henrika Basterfield
Investor Relations Manager
On +27 (0)82 759 1775

Johannesburg, South Africa
26 August 2013

Sponsor:
J P Morgan Equities South Africa(Pty)Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director